August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (212) 670-4519

Mr. Stan O'Neal
Chairman and Chief Executive Officer
Merrill Lynch & Co., Inc.
222 Broadway, 17th Floor
New York, NY 10038-2510

> **Re:** **Merrill Lynch & Co., Inc.**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 001-07182**

Dear Mr. O'Neal:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Board Independence and Expertise, page 16

1. Please revise to describe your Director Independence Standards in more detail, rather than simply referring investors to your Exhibit A.

MDCC Compensation Consultant, page 27

2. We note your disclosure that Towers Perrin "only provides advice." Please revise to describe in more detail the nature and scope of Towers Perrin's advice that it provides to the MDCC and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. Refer to Item 407(e)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 34

3. Please consider substantially revising the sections "Components of our business model" and "Recent trends in the structure and operating model of the financial industry…" to focus on factors relevant to executive compensation, as the primary requirement of the Compensation Discussion and Analysis is for you to discuss the compensation awarded to, earned by, or paid to the named executive officers.

We Offer Compensation Opportunities that are Competitive…, page 36

4. Please revise to clarify the consultants and the surveys you used in determining compensation.

Conversion Ratios, page 40

5. It appears that you have not disclosed the target ROE levels or incremental targets. Please disclose the specific performance targets used to establish incentive awards or provide a supplemental analysis as to why it is appropriate to omit these targets. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) of Regulation S-K. Please also apply this comment, as applicable, to your discussion of the Committee's consideration of strategic objectives and financial targets in Performance Against Objectives on page 44.

Financial Review, page 43

6. We note your disclosure on page 44 that the Committee considered your results in light of the Peer Group performance and concluded that your 2006 results place you "near the top of the Peer Group." Please revise to be more specific about how you compared with the Peer Group.

Executive Officer Review, page 46

7. Please revise to provide more details concerning the review of your other named executive officers.

2006 Annual Executive Compensation, page 46

8. In what appears to be a closing piece of your Compensation Discussion and Analysis, you provide disclosure and a table showing the annual compensation approved by the MDCC for the named executive officers. Revise your disclosure to ensure that this table is not given greater prominence than the required tables, including the Summary Compensation Table. In particular, please refrain from using headings which appear to present your table of compensation actions as part of the same series of tables as the Summary Compensation Table, as your alternate table appears to be part of your analysis of your compensation decisions and should be presented as such. Finally, please clarify: (1) that your alternate table and disclosure are not a substitute for the complete information required by the SEC's rules and (2) the differences between the presentation in your additional table and the amounts included in the Summary Compensation Table.

Summary Compensation Table, page 47

9. As noted in Section II.B.1 of Commission Release No. 33-8732A, the compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. In this regard, we would expect to see a more detailed analysis of how and why the compensation of Mr. O'Neal and Mr. Fakahany differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individual basis.

Grants of Plan-Based Awards, page 50

10. We note that this table presents the awards granted to the named executives on January 22, 2007. This table should present all awards that were granted during the relevant fiscal year. We also note in footnote (1) that Merrill Lynch granted equity awards in January 2006 as compensation for performance in 2005. In future filings, please report equity grants made during the relevant year. Please refer to 402(d)(1)

and Instruction 1 to Item 402(d). Please also refer to Question 4.05 of the Interpretive Guidance on Item 402, updated February 12, 2007.

Non-Qualified Deferred Compensation, page 55

11. Please revise to explain in more detail in footnote (2) what you mean by "notional leverage amounts." In addition, please revise further to ensure that you have disclosed all the information required by Item 402(i)(3)(ii) of Regulation S-K with respect to the interest rates and other earnings measures applicable during your last fiscal year.

Potential Payments Upon Termination or Change in Control, page 56

12. Please revise to define "cause" and "good reason."

13. Please revise to include an expanded discussion of the processes and procedures, including benchmarking, if applicable, by which the company determined the size and features of the termination, severance and change of control packages of its named executive officers. In addition, please discuss in your CD&A how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Refer to Item 402(b)(1) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3708 with any questions.

Sincerely,

Lesli L. Sheppard
Attorney Advisor